November 1, 2004

Via Facsimile (212) 310-8007 and U.S. Mail

Richard A. Weinberg, Esq.
Executive Vice President, General Counsel and Secretary
Building Materials Corporation of America
1361 Alps Road
Wayne, New Jersey 07470

	Re:	Building Materials Corporation of America
Form S-4 filed October 7, 2004
File No. 333-119608

Dear Mr. Weinberg:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places.

2. Provide us with an executed supplemental letter that:
* states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
* includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Note that we may have comments on the exhibits once they are filed and we will need adequate time to review these materials before accelerating effectiveness.

Additional Registrants
4. It does not appear that the Form S-4 has been filed for all of the entities listed in the table of additional registrants. The filing does not appear in EDGAR for Building Materials Investment Corporation, Building Materials Manufacturing Corporation, and Ductwork Manufacturing Corporation. In addition, the filing does appear in EDGAR for GAP Fiberglass Corporation, but they do not appear in the table of additional registrants. Please reconcile.

5. To the extent additional future subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

Prospectus Front Cover
6. Please provide a brief description of the material terms of the notes and disclose that the notes are unconditionally guaranteed by your subsidiaries. See Item 501(b)(2) of Regulation S-K.

7. Please provide the information required by Item 501(b)(4) of Regulation S-K.

Forward-Looking Statements, page ii
8. Please move this section so that it appears after the risk factors section.

9. Sections 27A(b)(2)(c) of the Securities Act and Sections
21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please revise accordingly.

Industry and Market Data, page ii
10. Please revise the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

11. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

Prospectus Summary, pages 1-5
12. Disclosure on pages 1-5 of the prospectus summary is repetitive of information contained on pages 51-56 of the Business section. Please reduce the amount of information about your company and its products and delete the Industry Overview, Competitive Strengths, and Business Strategy sections from the prospectus summary, as they merely duplicate information elsewhere in the filing and appear unnecessary in an exchange offer to existing investors of the notes. Please review and revise the entire summary section to eliminate unnecessary repetitive disclosure. See Final Rules on Plain English Disclosure, Release No. 33-7497, January 28, 1998.

Risk Factors, pages 17-23
13. Delete the last sentence of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

14. Many risk factor headings do not specify the resulting risk.
Please revise them as necessary to specify clearly the risk. We may have additional comments after we review your response.

15. Please avoid language in risk factors like "adversely affect," "materially affect" or "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. We may have additional comments after we review your response.

16. Some of your risk factors use language like "there can be no assurance" or "we cannot assure." Please delete this language; the real risk is not your inability to predict or offer assurance, but the condition described.

Your old notes will not be accepted. . . , page 17
If you fail to exchange your old notes. . . , page 17
17. Please delete these sections because they are not risks of participating in the exchange offer and you have presented similar disclosure on pages 9, 24, and 26-28.

We may be forced to contribute assets. . . , page 18
18. Quantify the relief sought by the creditors and the damages sought in the asbestos complaints.

19. Describe the effect if the petition to consolidate the company with G-I Holdings is granted.

Our substantial leverage could impair. . . , page 19
20. Disclose the maximum amount of additional debt you can incur under your debt instruments.

21. Quantify your debt service obligations and the funds that are available to satisfy your debt payments.

22. Disclose, if true, that your substantial indebtedness may make it difficult for you to satisfy your obligations under the senior credit facility and that a default on your secured debt could result in a foreclosure on your assets, and what that means with respect to your ability to operate as a going concern.

The value of the collateral securing the notes. . . , page 19
23. Please provide the book value of the assets that are securing the registered notes as of the date of the latest financial statements in the prospectus. You should update this figure in your subsequent periodic reports for as long as the registered notes are secured.

Federal and state statutes allow courts. . . , page 21
24. Please revise to comply with the plain English requirements as set forth in Rule 421(d) of Regulation C. For example, avoid the use of legal jargon and an overly complex presentation.

Environmental laws and regulations. . . , page 23
25. Disclose that you are a party to environmental proceedings under CERCLA.

The Exchange Offer, pages 24-30
Procedures for Tendering, page 28
26. Please revise your disclosure to clarify that you will return any old notes that are not accepted for exchange "promptly," rather than "as promptly as practicable," following the expiration or termination of the offer. See Rule 14e-1(c).

Conditions, page 29
27. You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally.

Use of Proceeds, page 31
28. Describe the uses of the proceeds from the private placement of the old notes in accordance with Item 504 of Regulation S-K.

MD&A, pages 37-50
Critical Accounting Policies, pages 38-40
29. Please discuss in greater detail, if possible, the likelihood and magnitude of materially different reported results if different assumptions or conditions were to prevail. See Release No. 33-8350, Commission Guidance Regarding MD&A, December 19, 2003. Your current disclosure is somewhat vague. For example, consider whether you could be more specific when you say that "[a]ctual results may differ from these estimates under different assumptions or conditions."
Results of Operations, pages 40-42
30. The narrative format of your MD&A disclosure makes it difficult to easily identify the most material information and key performance indicators. In light of the guidance contained in Interpretation:
Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Commission`s MD&A Guidance) issued on December 19, 2003, please consider whether a tabular presentation of relevant financial or other information might help a reader`s understanding of MD&A. Also consider whether an introductory section or overview would facilitate a reader`s understanding of your results and financial condition. Material disclosures in this regard might include, among other things, asphalt price levels and percentage changes for each period presented, percentage change in sales resulting from volume changes, price changes and other factors, macroeconomic indicators most closely linked to company performance (e.g., interest rates, inflation and housing market indicators), etc.

Liquidity and Financial Condition, pages 42-46
31. Please discuss your liquidity over both the short and long term in light of your negative cash flows from operations, debt service requirements, capital expenditures, management fees and other contractual obligations.

32. Disclose that you have negative cash flows from operations and disclose if you intend to rely on external financing in order to meet your cash requirements and maintain operations. Also provide your assessment of whether this financing will continue to be available, and on what terms.

33. Discuss how seasonality affects your working capital needs.

Contractual Obligations, page 47
34. Revise your contractual obligations discussion to address interest costs. See Section IV.A of Interpretation: Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 for guidance.

35. Please include your contractual obligations under the ISP supply contract and the ISP management agreement or explain why you do not believe these obligations should be included.

Market-Sensitive Instruments and Risk Management, page 50
36. Please describe any hedging arrangements you have entered into. See Item 305 of Regulation S-K.

Business, pages 51-63
37. Please disclose your dependence on a single or a few customers. See Item 101(c)(1)(vii) of Regulation S-K.

38. Please disclose your backlog, if any. See Item 101(c)(1)(viii) of Regulation S-K.

Raw Materials, page 56
39. Please disclose the effect, if any, of the increased price for petroleum products in 2004.

Legal Proceedings, page 60
40. Disclose the amounts by which you may be held liable under all the actions. See Item 103 of Regulation S-K.

Management, pages 66-68
41. Please provide disclosure on the option plan and agreements you have filed with us and included in your exhibit index.

42. Quantify the amounts payable to management under the employment security agreements in the event of a change in control. Please also clarify whether the bankruptcy proceedings of G-I Holdings could trigger these agreements.

Description of Material Indebtedness, pages 71-72
43. Please describe in detail the financial covenants in the credit facility and the notes.

Description of the Notes, page 73
44. Please remove the third sentence of the third paragraph in this section, as it may suggest that noteholders do not have rights under the federal securities laws with regard to the disclosure that follows.

45. In order to make this section consistent with disclosure elsewhere in the prospectus, please revise to state that the notes are fully and unconditionally guaranteed.

Certain Material U.S. Federal Income Tax Consequences, page 106
46. Please delete the word "certain" from the heading. You should discuss all material tax consequences of the transaction.

47. Please remove the sentences in the first and last paragraphs that the discussion is a "general summary only" and is for "general information only." This may imply that investors are not entitled to rely on this information.

Where You Can Find More Information, page 108
48. Please remove the sentence in the middle of this paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

49. Please revise your disclosure to reflect that you currently file periodic reports and other information with the SEC. See Item
101(e)(1) of Regulation S-K.

Exhibits
50. Please file the long-term requirements contract with ISP as an exhibit to the registration statement.

Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Brigitte Lippmann at (202) 942-0755 or Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael E. Lubowitz, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

Richard A. Weinberg, Esq.
Building Materials Corporation of America
November 1, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE